EXHIBIT 12

CINEMARK USA, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2011		2012		2013		2014		2015
Computation of Earnings:
Pretax income from continuing operations before equity income	$202,174		$285,891		$243,399		$270,176		$322,225
Add:
Fixed charges	205,167		207,107		215,489		207,100		207,914
Amortization of capitalized interest	496		496		496		496		496
Distributed income of equity investees	5,651		13,109		22,682		22,743		28,126
Less:
Capitalized interest	—		—		—		—		—

TOTAL EARNINGS	$413,488		$506,603		$482,066		$500,515		$558,761

Computation of Fixed Charges:
Interest expense	$118,358		$118,873		$119,238		$108,453		$107,590
Capitalized interest	—		—		—		—		—
Amortization of debt issue costs	4,744		4,792		5,476		5,245		5,151
Interest factor on rent expense	82,065		83,442		90,775		93,402		95,173

TOTAL FIXED CHARGES	$205,167		$207,107		$215,489		$207,100		$207,914

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.02	x	2.45	x	2.24	x	2.42	x	2.69	x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense which we believe to be representative of the interest factor.